UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.     )*

Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

Sandy Reinholtz
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 967-1500

With a copy to:
John E. Garda, Esq.
K&L Gates LLP
1717 Main Street, Suite 2800
Dallas, TX 75201
(214) 939-5563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons Nancy L. Koss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,949 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,949 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,949 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) The reporting person is the beneficiary of the Nancy L. Koss 2012 Trust, Dated 12/20/12, which holds 857,949 shares.  The reporting person has the power to remove and replace the trustees of the trust and therefore may be deemed a beneficial owner of the shares held by the trust.
(2) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

CUSIP No. 500692108
1.	Names of Reporting Persons Nancy L Koss 2012 Trust, Dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 857,949
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 857,949
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,949
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

Item 2.	Identity and Background
(a)  This Statement is being filed jointly by Nancy L. Koss (“Ms. Koss”) and the Nancy L. Koss 2012 Trust, Dated 12/20/12 (the “Trust”).  Ms. Koss and the Trust are together referred to as the “Reporting Persons.”

(b)  The principal business address of the Reporting Persons is 1492 W Calumet Ct Milwaukee WI.

(c)  Ms. Koss’s principal business occupation is household manager.  The principal business of the Trust is holding, managing and distributing the property of the Trust and the proceeds therefrom.

(d)-(e)  During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Ms. Koss is a citizen of the United States of America.  The Trust is organized under the laws of the State of Wisconsin.

Item 3.	Source and Amount of Funds or Other Consideration
On December 21, 2012, the Trust acquired 857,949 Common Shares pursuant to a gift; no consideration was paid for these shares.
Item 4.	Purpose of Transaction
All of the Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes.  As of the date of this statement, the Reporting Persons do not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer
(a)  Ms. Koss beneficially owns 857,949 Common Shares, representing approximately 11.6% of the Common Shares issued and outstanding.  The Trust beneficially owns 857,949 Common Shares, representing approximately 11.6% of the Common Shares issued and outstanding.  The percentages are computed based on 7,382,706 Common Shares outstanding as of August 23, 2013, as reported on the Issuer’s Form 10-K for the period ended June 30, 2013.

(b)  Ms. Koss has sole voting power with respect to none of the Common Shares.  Ms. Koss has sole dispositive power with respect to none of the Common Shares.  Ms. Koss, the Trust, John C. Koss Jr. (co-trustee of the Trust) and Michael J. Koss (co-trustee of the Trust) may be deemed to have shared voting and dispositive power with respect to the 857,949 Common Shares held by the Trust.

John C. Koss Jr. is a citizen of the United States of America.  His principal business address is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212; and his principal occupation is Vice President of Sales of the Issuer.  Michael J. Koss is a citizen of the United States of America.  His principal business address is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212; and his principal occupation is President and Chief Executive Officer of the Issuer.

During the last five years, John C. Koss Jr. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Michael J. Koss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  However, during the last five years, Michael J. Koss has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.  Such proceeding is described below.

On October 24, 2011, the SEC filed a Complaint against, and proposed settlement with the Issuer and Michael J. Koss (as CEO and former CFO of the Issuer), based on the Issuer’s preparation of materially inaccurate financial statements, book and records, and lack of adequate internal controls from fiscal years 2005 through 2009. As stated in the Complaint, during this period, Sujata Sachdeva, the Issuer’s former Principal Accounting Officer, Secretary, and Vice-President of Finance, and Julie Mulvaney, the Issuer’s former Senior Accountant, engaged in a wide-ranging accounting fraud to cover up Sachdeva’s embezzlement of over $30 million from the Issuer.  The Issuer and Michael J. Koss ultimately consented to the entry of an injunctive order without admitting or denying the allegations in the SEC’s complaint. The order:

(i)  Enjoined the Issuer from violating and Michael J. Koss from aiding and abetting violations of the reporting, books and records and internal controls provisions (Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-1, 13a-11 and 13a-13) of the federal securities laws and Michael J. Koss from violating the certification provision (Section 13a-14 of the Exchange Act); and

(ii)  Ordered Michael J. Koss to reimburse the Issuer $242,419 in cash and 160,000 of options pursuant to Section 304 of the Sarbanes-Oxley Act.

(c)  No transactions in the Common Shares have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2013

 NANCY L. KOSS

By: /s/ Nancy L. Koss

JOHN C. KOSS JR. AND MICHAEL J. KOSS, AS TRUSTEES
OF THE NANCY L. KOSS 2012 TRUST DATED 12/20/12

By:  /s/ John C. Koss Jr.
        John C. Koss Jr., Trustee

By:  /s/ Michael J. Koss
        Michael J. Koss, Trustee

EXHIBIT INDEX

Exhibit 99.1                                Joint Filing Agreement.